UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

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Application of Northeast    )   CERTIFICATE PURSUANT TO
Utilities on Form U-1       )   RULE 24 UNDER THE PUBLIC
File No. 70-9657            )   UTILITY HOLDING COMPANY ACT
                            )   of 1935
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     Pursuant to the requirements of Rule 24 under the
Public Utility Holding Company Act of 1935, as amended (the "Act"), Yankee Energy System, Inc. and Yankee Gas Services Company certifies that certain of the transactions, as proposed in the Application/Declaration (the "Application") to the Commission on Form U-1 (File No. 70-9657), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release
No. 35-27250, dated October 13, 2000, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

     Specifically, in December, 2000, Yankee Gas Services Company paid a dividend of $5 million out of its paid-in-capital account to its parent Yankee Energy System, Inc. and in June 2002, Yankee Gas Services Company paid a dividend out of its paid-in-capital account in the amount of $9 million.

Exhibits

F-2   "Past Tense" Legal Opinion


                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                              Yankee Energy System, Inc.
                              Yankee Gas Services Company


                              By: /s/ Randy A. Shoop
                              Name:   Randy A. Shoop
                              Title:  Assistant Treasurer

Dated:  June 21, 2004